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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          BATTERIES BATTERIES, INC.
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                               (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
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                        (TITLE OF CLASS OF SECURITIES)

                                  071326 10 2
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                                (CUSIP NUMBER)

     LEO SILVERSTEIN, ESQ., BROCK FENSTERSTOCK SILVERSTEIN & MCAULIFFE LLC
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS)

                                 APRIL 8, 1996
         -----------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement [ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


BATTERIES BATTERIES, INC.

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                                 SCHEDULE 13D


CUSIP NO. 071326 10 2                                PAGE 2 OF 10 PAGES

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stephen Rade
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                        (B) [ ]

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

                Other (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]


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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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    NUMBER OF        7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      660,000 shares
    OWNED BY         ----------------------------------------------------------
      EACH           8     SHARED VOTING POWER
    REPORTING
     PERSON                         - 0 -
      WITH           ----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                    660,000 shares
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                                    - 0 -
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  660,000 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.8%
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14       TYPE OF REPORTING PERSON*

                  IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

BATTERIES BATTERIES, INC.             - 2 -

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                                 SCHEDULE 13D

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, par value $.001 per share.

                  Batteries Batteries, Inc. (the "Company")
                  c/o Founders Equity
                  711 Fifth Avenue
                  New York, New York  10022


ITEM 2.  IDENTITY AND BACKGROUND.



1.       (a) Name:                       Stephen Rade
         (b) Residence:                  3915 Somers Drive
                                         Huntington Valley, Pennsylvania 19606
         (c) Principal Occupation        Vice President and director of the
             and Business Address:       Company
         (d) Criminal Conviction:        Not Applicable
         (e) Civil Proceeding:           Not Applicable
         (f) Citizenship:                United States


         During the last five years, Mr. Rade: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Concurrently with the Company's initial public offering, the Company, on April 8, 1996, acquired the outstanding shares of the capital stock of Advanced Fox Antenna, Inc., a Pennsylvania corporation ("AFA"),from Stephen Radewho owned the shares for more than five years. As part of the consideration, the Company issued to Mr.

BATTERIES BATTERIES, INC.          - 3 -

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                                 SCHEDULE 13D

Rade 660,000 shares of the Common Stock, par value $.001 of the Company;

ITEM 4.  PURPOSE OF TRANSACTION.

         On April 8, 1996 the Company acquired the outstanding capital stock of AFA from Mr. Rade. A condition of the acquisition was the simultaneous consummation of the initial public offering and the consummation of the acquisition of the outstanding capital stock of Tauber Electronics Inc. In partial payment of the acquisition Mr. Rade received an aggregate of 660,000 shares of common stock of the Company.

         Mr. Rade reserves his right to increase his beneficial ownership through the acquisition of additional shares and to sell all or a portion of his shares in the over-the-counter market, or in privately negotiated sales or by means of a merger, consolidation or sale of the assets of the Company. Except for the foregoing, Mr. Rade does not have a plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

         (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

         (i) Although the Common Stock may be eligible for termination of registration pursuant to Section 12(g)(4)

BATTERIES BATTERIES, INC.               - 4 -

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                                 SCHEDULE 13D

         of the Securities Act of 1933, to have such registration terminated;
         or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  1. (a) Stephen Rade beneficially owns 660,000 shares of common stock (approximately 17.8% of the shares outstanding).

                  (b) Stephen Rade has sole power to vote and sole authority to dispose or direct the disposition of 660,000 shares of Common Stock. Mr. Rade does not share voting or dispositive power with respect to any shares.

                  (c) Stephen Rade has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

                  (d) Stephen Rade owns and presently has the right to receive dividends from the shares of Common Stock subject to the option.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None, except for (i) a three-year employment agreement with the Company pursuant to which he is employed as a vice president of the Company and President of AFA at an annual compensation of $150,000 and (ii) his right, pursuant to the acquisition agreement to receive cash consideration of an additional amount of $.6 million, which is payable by the Company to Mr. Rade, at the option of the Company, in cash or shares of Common Stock of the Company, or a combination thereof, contingent upon the future earnings of AFA, with $.2 million dependent on the pre-tax earnings of AFA for the period from the merger through January 31, 1997 (the "Post-Effective Period") being at least that proportion of $1.1 million equal to the portion of the 12 months ending January 17, 1997 represented by the Post-Effective Period, an additional $.2 million dependent on its pre-tax earnings for the year ended January 31, 1998 being at least the sum of $1.3 million and the amount by which the pre-tax earnings for the year ended January 31, 1997

BATTERIES BATTERIES, INC.          - 5 -

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                                 SCHEDULE 13D

was below $1.1 million, and an additional $.2 million dependent on its pre-tax earnings for the year ended January 31, 1999 being at least the sum of $1.5 million and the amount by which the sum of the amount by which the pre-tax earnings for the year ended January 31, 1997 was below $1.1 million and by the amount by which the pre-tax earnings for the year ended January 31, 1998 was below $1.3 million..

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibits

                  (1) Copy of the Agreement and Plan of Merger relating to acquisition of the outstanding capital stock of Advanced Fox Antenna, Inc.

                  (2) Copy of Employment Agreement between the Company and Stephen Rade


BATTERIES BATTERIES, INC.               - 6 -

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                                 SCHEDULE 13D

                                  SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: December 1, 1997,
            as of April 8, 1996


                                            /s/ Stephen Rade
                                            ----------------------------
                                            Stephen Rade







BATTERIES BATTERIES, INC.